FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Number of Stock Options

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 16, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Finalizes Number of Stock Options

Tokyo, June 16, 2009—Nomura Holdings, Inc. (the “Company”) today announced that it has finalized the total number of stock acquisition rights to be issued as stock options and the number of grantees based on a resolution of its Executive Management Board1 held on May 29, 2009, as outlined below.

	Stock Acquisition Rights No. 29	Stock Acquisition Rights No. 30
1. Total Number of Stock Acquisition Rights to be Issued	4,811	11,489

2. Grantees	Total of 30 directors, executive officers and employees of the Company	Total of 144 directors, executive officers and employees of subsidiaries of the Company

3. Shares of Common Stock Under Stock Acquisition Rights	481,100 shares	1,148,900 shares

Reference Dates

1.	Resolution by Board of Directors for submission of the proposal to the Annual Meeting of Shareholders was made on May 14, 2008.

2.	Resolution of the Annual Meeting of Shareholders was made on June 26, 2008

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc.	81-3-3278-0591

Kathy Lindsay	Group Corporate Communications Dept.

Notes to editors:

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.

[1]

The Executive Management Board consists of the CEO, COO, Business Division CEOs and any other executive officers nominated by the CEO, and via Board of Directors resolutions decides important business matters including the issuance of stock acquisition rights.